SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 15, 2007

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of $21.1 million for the Fourth Quarter of 2006 and Net Income of $57.9 million for Full Year 2006

Fourth Quarter 2006 Financial Highlights:

•	Operating income (1) totaled $14.1 million, up 63% from the previous quarter, due to gains in Treasury activities and increased net interest income.

•	Net income for the fourth quarter totaled $21.1 million, up 87% from the third quarter, driven by a $5.4 million increase in operating income, and a $5.6 million recovery on impaired assets.

•	At December 31, 2006, the credit portfolio stood at $4.0 billion, 7% higher than the figure reported as of September 30, 2006.

•	At December 31, 2006, the Bank had reduced its non-accruing assets to zero, and had no past due loans in its portfolio.

•

On February 13, 2007, the Bank’s Board of Directors declared an increase in the quarterly dividend from $0.1875 per share to $0.22 per share, which will be payable on April 10, 2007, to shareholders of record as of March 30, 2007.

Full Year 2006 Financial Highlights:

•	Operating income was $39.3 million, up 36% from 2005, reflecting mostly a 30% increase in net interest income, an 8% increase in fee income, and higher gains in Treasury activities.

•	Net income amounted to $57.9 million, down 28% from 2005, due to lower credit provision reversals, as the Bank reduced its non-accruing portfolio by year-end to zero.

•	The average credit portfolio grew 20% year-over-year.

(1)   Operating income refers to net income excluding reversals of provisions for credit losses, recoveries (impairment) on assets, and cumulative effect on prior years of changes in accounting principles.

Panama City, Republic of Panama, February 15, 2007 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2006.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$million, except percentages and per share amounts)	2005	2006	4Q05	3Q06	4Q06

Net interest income	$45.3	$58.8	$12.5	$15.6	$16.7

Operating income	$28.9	$39.3	$9.0	$8.7	$14.1

Net income	$80.1	$57.9	$16.4	$11.2	$21.1

EPS (2)	$2.08	$1.56	$0.43	$0.31	$0.58

Return on average equity	12.9%	10.0%	10.6%	7.9%	14.5%

Tier 1 capital ratio	33.7%	24.4%	33.7%	27.3%	24.4%

Net interest margin	1.70%	1.76%	1.77%	1.78%	1.76%

Book value per common share	$16.19	$16.07	$16.19	$15.55	$16.07

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter’s results:

“The strong operating results for the fourth quarter bear evidence of our success at diversifying revenue sources across a stronger client franchise and a wider product range.  In summary terms, the quarter was driven by the Commercial Division sustaining the momentum of the third quarter, and the Treasury Division yielding its best quarterly results since its transformation into a revenue center.  Significantly, we believe that the improved operating results for the quarter reflect the benefits of our increasingly diversified revenue base.

The fourth quarter was also significant in that the Bank reduced its non-accruing portfolio to zero.  In addition, as of December 31, 2006, Bladex did not have a single cent past due on its balance sheet.

As solid as the results for the fourth quarter were, I believe the year-on-year comparison most clearly demonstrates the underlying strength of the Bank’s business.  When compared to 2005, for instance, operating income rose by 36%.  These figures are particularly noteworthy given that our growth this quarter was strictly organic in nature.  Throughout, Bladex has maintained the stability of its portfolio indicators: 74% of the Bank’s commercial portfolio remained trade finance in nature, with 71% due to mature within 12 months.  As I think back on the Bank’s revenue trends over 2006, I view the 77% yearly growth in the Commercial Division’s operating income, excluding the restructured portfolio in Argentina, as the most relevant validation of Bladex’s client and product strategy.

From an expense management perspective --always a strength of Bladex -- we were pleased by the improvement of our efficiency ratio, which went from 46% in 2005 to 42% in 2006, despite the increased spending levels that accompany a growing business.

Not evident in the solid 2006 figures, but equally important for Bank’s future, are a number of internal projects undertaken to improve efficiency and the quality of internal controls.  Chief among these was the installation of a state-of-the art technology platform, which allows Bladex the flexibility and speed of response needed to support the Bank’s product and client plans for the coming years.

Within a strong 2006, the one business line which trailed our expectations was digital identity, where the market for the service in Latin America is taking longer to mature than what we had anticipated.  While the expenses involved by the project were relatively small, amounting to less than 3% of Bladex’s budget for 2006, we concluded that the management time involved could be put to better use for development of other businesses with quicker returns.  As a result, we discontinued the project.

As Bladex moves forward in 2007, management is focusing on improving the Bank’s ROE levels.  We expect to be operating in a Region that will reflect the generally increased economic and political uncertainties and volatility that apply to much of the world.  Along with the continued expansion of the Bank’s business scope, this environment plays to Bladex’s strengths.  We are thus looking forward to continued progress and another solid year.  Our decision to raise the common quarterly dividend reflects this improved and improving profitability.”

BUSINESS OVERVIEW

Commercial Division

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities.  Operating income from the Commercial Division includes net interest income from loans, fee income, and allocated operating expenses.

For the fourth quarter 2006, operating income from the Commercial Division amounted to $8.6 million, down 12% from the previous quarter, and 43% higher than the fourth quarter 2005.  The results of the 2006 quarterly decrease reflected a 5% increase in net interest income (driven by a 10% increase in the average accruing loan portfolio), offset by a $1.7 million increase in allocated operating expenses.

For 2006, operating income from the Commercial Division amounted to $33.7 million, up 43% from the 2005, as a result of higher lending margins (4 bps), 22% growth in the average accruing loan portfolio, and a 10% increase in other income.  Excluding revenue from the impaired portfolio, operating income from the Commercial Division’s increased by 77% during 2006.

During the fourth quarter the Bank’s average commercial portfolio increased by 4% on a sequential basis.  During 2006, the Bank’s average commercial portfolio grew 21%.

As of December 31, 2006, the Bank’s commercial portfolio (excluding non-accruing credits) amounted to $3,634 million, compared to $3,387 million as of September 30, 2006, and compared to $3,365 million as of December 31, 2005.  Of the $3,634 million commercial portfolio outstanding as of December 31, 2006, $65 million corresponded to Bladex’s new leasing activities.

The Bank continues to expand its presence in the corporate market.  As of December 31, 2006, credit to corporations represented 45% of the total commercial portfolio (excluding non-accruing credits), compared to 30% a year ago.  72% of the Bank’s corporate portfolio represented trade financing (overall, 74% of the commercial portfolio consists of trade financing).

As of December 31, 2006, 71% of the commercial portfolio was scheduled to mature within one year, compared to 77% as of September 30, 2006.

Treasury Division

The Treasury Division incorporates the Bank’s investment securities, as well as proprietary asset management activities.  Operating income from the Treasury Division is net of allocated operating expenses, and includes net interest income on securities, and gain and losses on derivatives and hedging activities, securities trading, securities sales, and foreign exchange transactions.

For the fourth quarter 2006, operating income from the Treasury Division amounted $5.5 million, driven by trading gains, compared to a loss of $1.1 million during the third quarter.

For 2006, operating income from the Treasury Division amounted to $5.6 million, compared to $5.4 million in 2005.

Please refer to Exhibit IX for more detailed information on business segment analysis.

CONSOLIDATED RESULTS OF OPERATIONS

Net income for the fourth quarter amounted to $21.1 million, up 87% from the third quarter 2006, driven by a $5.4 million increase in operating income, and $5.6 million in recoveries on impaired assets.  Net income for 2006 was $57.9 million, down 28% from 2005, mostly due to lower credit provision reversals, reflecting the reduction of the Bank’s restructured portfolio during the year.

Operating income for fourth quarter 2006 amounted to $14.1 million, compared to $8.7 million in third quarter 2006, and to $9.0 million in fourth quarter 2005.  The 63% ($5.4 million) quarterly increase in operating income was driven by gains in Treasury activities, and by increased net interest income.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin, and net interest spread for the periods indicated:

(In US$ million, except percentages)

	2005	2006	4Q05	3Q06	4Q06

Interest Income:

Accruing assets	$108.1	$200.6	$34.4	$53.6	$63.0

Non-accruing assets	8.7	2.7	0.7	0.7	0.0

Interest Expense	(71.6)	(144.5)	(22.6)	(38.7)	(46.3)

Net Interest Income	$45.3	$58.8	$12.5	$15.6	$16.7

Net Interest Margin (1)	1.70%	1.76%	1.77%	1.78%	1.76%

Net Interest Spread (2)	0.67%	0.70%	0.69%	0.78%	0.76%

(1) Net interest income divided by average balance of interest-earning assets.
(2) Average rate of average interest-earning assets, less average rate of average interest-bearing liabilities.

Net interest income for fourth quarter 2006 totaled $16.7 million, an increase of $1.2 million, or 7%, over the previous quarter, mostly due to a 10% increase in average loan portfolio balances.

Net interest margin for fourth quarter 2006, decreased by 2 bps compared to the previous quarter, mainly due to lower interest income on the reduced impaired portfolio, and to the impact of a relatively lower equity portion within the Bank’s overall funding structure.

Net interest income for 2006 increased by $13.6 million, or 30%, compared to 2005, reflecting a 26% increase in the average accruing loan and investment portfolio, as well as higher net interest margins (6 bps), the latter resulting from the impact of increasing interest rates on the Bank’s available capital, wider lending spreads, and lower cost of funds.  These factors were partially offset by the continued collection of the Bank’s richly priced non-accruing portfolio over the period.

COMMISSION INCOME

The following table provides a breakdown of commission income for the periods indicated:

(In US$ thousands)

	2005	2006	4Q05	3Q06	4Q06

Letters of credit	$3,396	$4,121	$1,176	$1,116	$1,208

Guarantees	2,012	1,419	379	405	245

Loans and other	464	773	134	233	225

Commission Income	$5,872	$6,313	$1,689	$1,754	$1,679

Commission Expense	(48)	(28)	(22)	(5)	(6)

Commission Income, net	$5,824	$6,285	$1,667	$1,749	$1,673

Commission income, net, for fourth quarter 2006 decreased by $76 thousand, or 4%, compared to third quarter 2006, mostly due to a decreased average volume in guarantees.

Compared to 2005, commission income, net, for 2006 increased by $461 thousand, or 8%, reflecting mostly a 12% increase in the average volume of Letters of Credit.

PROVISION FOR CREDIT LOSSES AND PORTFOLIO QUALITY

The following table shows information about the provision for credit losses, for the dates indicated:

(In US$ million)

	2005	2006	4Q05	3Q06	4Q06

Reversal (provision) for loan losses	54.2	(11.8)	15.8	(4.6)	(1.5)

Reversal (provision) for losses on off-balance sheet credit risk	(15.8)	24.9	(8.3)	7.2	2.9

Total reversal of provision for credit losses before the cumulative effect on prior periods of a change in the credit loss reserve methodology	$38.4	$13.0	$7.5	$2.6	$1.4

Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	2.7	0.0	0.0	0.0	0.0

Total reversal of provision for credit losses	$41.1	$13.0	$7.5	$2.6	$1.4

The $1.4 million and $13.0 million reversals of provision for credit losses during the fourth quarter and 2006, respectively, were mostly driven by the reduction of specific reserves assigned to non-accruing credits in Argentina.  As of December 31, 2006, the Bank had no non-accruing credits outstanding, compared to $6.1 million as of September 30, 2006, and $42.2 million as of December 31, 2005.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	2005	2006	4Q05	3Q06	4Q06

Salaries and other employee expenses	$13,073	$16,826	$4,102	$3,995	$5,806

Depreciation of premises and equipment	869	1,406	188	464	547

Professional services	3,281	2,671	994	502	699

Maintenance and repairs	1,172	1,000	322	350	175

Other operating expenses	6,295	7,026	1,801	1,709	2,034

Total Operating Expenses	$24,691	$28,929	$7,407	$7,020	$9,261

4Q06 vs. 3Q06

During fourth quarter 2006, operating expenses increased $2.2 million, or 32%.  The increase was mainly due to expenses associated with severance payments and variable compensation, increased depreciation expenses related to the Bank’s new technology platform, increased marketing expense, and legal and auditing fees related to the Bank’s new leasing and treasury activities.

2006 vs. 2005

During 2006, total operating expenses amounted to $28.9 million, compared to $24.7 million in 2005.  The $4.2 million, or 17% increase, was mostly due to higher salary expenses associated with the development of the corporate segment and the implementation of new business initiatives, including proprietary asset management, leasing, and digital identity, as well as increased depreciation expenses related to the Bank’s new technology platform.

Excluding expenses related to new initiatives, year-to-date core business expenses grew 9%, while operating revenues increased 27%.  With operating revenues growing 27%, twice as fast as expenses, the Bank’s efficiency ratio improved from 46% in 2005 to 42% in 2006.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	2005	2006	4Q05	3Q06	4Q06

ROE (return on average stockholders’ equity)	12.9%	10.0%	10.6%	7.9%	14.5%

ROA (return on average assets)	3.0%	1.7%	2.3%	1.3%	2.2%

Although the Bank is not subject to the capital adequacy requirements of the U.S. Federal Reserve Board, if the U.S. Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	31-DEC-05	30-SEP-06	31-DEC-06

Tier 1 Capital Ratio	33.7%	27.3%	24.4%

Total Capital Ratio	35.0%	28.5%	25.7%

As of December 31, 2006, the number of common shares outstanding was 36.3 million, compared to 38.1 million as of December 31, 2006, reflecting the completion of the Bank’s $50 million open market share repurchase program.

OTHER EVENTS

•

Increased Quarterly Common Dividend:  On February 13, 2007, the Bank’s Board of Directors declared an increase in the quarterly dividend from $0.1875 per share to $0.22 per share, which will be payable on April 10, 2007, to shareholders of record as of March 30, 2007.

•

Quarterly Common Dividend Payments – On January 18, 2007, the Bank paid a regular quarterly dividend of $0.1875 per share pertaining to the fourth quarter to stockholders of record as of January 8, 2007.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the treasury function, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2006, Bladex had disbursed accumulated credits of over $144 billion.

CONSOLIDATED BALANCE SHEETS	EXHIBIT I

	AT THE END OF,

	(A) Dec. 31, 2005	(B) Sep. 30, 2006	(C) Dec. 31, 2006	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ million)
ASSETS
Cash and due from banks (1)	$230	$147	$332	$185	126%	$102	44%
Trading assets	0	88	130	42	48	130	n.a. (*)
Securities available for sale	182	330	346	16	5	164	90
Securities held to maturity	27	135	125	(9)	(7)	99	372
Loans	2,610	2,794	2,981	187	7	371	14
Less:
Allowance for loan losses	(39)	(50)	(51)	(2)	3	(12)	30
Unearned income and deferred loan fees	(6)	(4)	(4)	(0)	3	1	(21)

Loans, net	2,565	2,740	2,925	185	7	360	14
Customers’ liabilities under acceptances	111	13	46	33	251	(65)	(58)
Premises and equipment, net	3	8	11	3	36	8	242
Accrued interest receivable	30	49	55	6	12	25	83
Other assets	12	11	7	(4)	(37)	(4)	(37)

TOTAL ASSETS	$3,159	$3,521	$3,978	$457	13%	$819	26%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$28	$105	$132	$27	26%	$104	366%
Time	1,018	999	924	(75)	(7)	(94)	(9)

Total Deposits	1,047	1,104	1,056	(47)	(4)	10	1
Securities sold under repurchase agreements	129	439	438	(0)	(0)	310	241
Short-term borrowings	632	770	1,157	388	50	525	83
Medium and long-term debt and borrowings	534	462	559	97	21	25	5
Trading liabilities	0	64	55	(9)	(14)	55	n.a. (*)
Acceptances outstanding	111	13	46	33	251	(65)	(58)
Accrued interest payable	15	32	28	(3)	(11)	14	93
Reserve for losses on off-balance sheet credit risk	52	30	27	(3)	(10)	(25)	(48)
Redeemable preferred stock (US$10 par value)	5	0	0	0	0	(5)	(100)
Other liabilities	19	44	27	(17)	(39)	9	46

TOTAL LIABILITIES	$2,542	$2,957	$3,394	$437	15%	$852	34%

STOCKHOLDERS’ EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	134	135	135
Capital reserves	95	95	95
Retained earnings	213	190	205
Accumulated other comprehensive income	1	(1)	3
Treasury stock	(106)	(135)	(135)

TOTAL STOCKHOLDERS’ EQUITY	$617	$564	$584	$20	3%	($33)	(5)%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,159	$3,521	$3,978	$457	13%	$819	26%

(1)	Cash and due from banks includes pledged of deposit in the amount of US$33 million at December 31, 2006, US$59 million at September 30, 2006, and US$5 million at December 31, 2005.
(*)	“n.a.” means not applicable.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT II

	FOR THE THREE MONTHS ENDED

	(A) Dec. 31, 2005	(B) Sep. 30, 2006	(C) Dec. 31, 2006	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ thousand, except per share data)
INCOME STATEMENT DATA:
Interest income	$35,127	$54,268	$63,016	$8,748	16%	$27,888	79%
Interest expense	(22,630)	(38,687)	(46,278)	(7,591)	20	(23,648)	105

NET INTEREST INCOME	12,498	15,582	16,738	1,156	7	4,240	34
Reversal (provision) for loan losses	15,803	(4,575)	(1,526)	3,050	(67)	(17,329)	(110)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	28,301	11,006	15,212	4,206	38	(13,088)	(46)
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(8,283)	7,158	2,949	(4,209)	(59)	11,232	(136)
Fees and commissions, net	1,667	1,749	1,673	(76)	(4)	6	0
Derivatives and hedging activities	2,336	(63)	115	179	(282)	(2,221)	(95)
Recoveries on assets, net of impairments	0	0	5,551	5,551	0	5,551	n.a. (*)
Trading gains (losses)	0	(1,594)	4,849	6,443	(404)	4,849	n.a. (*)
Net gains on sale of securities available for sale	(40)	0	0	0	n.a. (*)	40	(100)
Gain (loss) on foreign currency exchange	(29)	(57)	(67)	(10)	18	(38)	131
Other income, net	3	71	49	(21)	(30)	47	1,796

NET OTHER INCOME (EXPENSE)	(4,347)	7,263	15,118	7,856	108	19,465	(448)
OPERATING EXPENSES:
Salaries and other employee expenses	(4,102)	(3,995)	(5,806)	(1,811)	45	(1,704)	42
Depreciation of premises and equipment	(188)	(464)	(547)	(83)	18	(359)	191
Professional services	(994)	(502)	(699)	(197)	39	295	(30)
Maintenance and repairs	(322)	(350)	(175)	175	(50)	146	(46)
Other operating expenses	(1,801)	(1,709)	(2,034)	(325)	19	(233)	13

TOTAL OPERATING EXPENSES	(7,407)	(7,020)	(9,261)	(2,241)	32	(1,853)	25
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$16,546	$11,249	$21,070	$9,821	87	$4,524	27
Cumulative effect on prior years (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	0	0	0	n.a. (*)	150	(100)

NET INCOME	$16,396	$11,249	$21,070	$9,821	87%	$4,674	29%

PER COMMON SHARE DATA:
Net income per share	0.43	0.31	0.58
Diluted earnings per share	0.43	0.31	0.57
Average basic shares	38,097	36,335	36,329
Average diluted shares	38,420	36,859	36,853
PERFORMANCE RATIOS:
Return on average assets	2.3%	1.3%	2.2%
Return on average stockholders’ equity	10.6%	7.9%	14.5%
Net interest margin	1.77%	1.78%	1.76%
Net interest spread	0.69%	0.78%	0.76%
Total operating expenses to total average assets	1.03%	0.79%	0.96%

(*)	“n.a.” means not applicable.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE YEAR ENDED DECEMBER 31,

	2005	2006

(In US$ thousand, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$45,253	$58,837
Fees and commissions, net	5,824	6,285
Reversal of provision for loan and off-balance sheet credit losses, net	38,374	13,045
Derivatives and hedging activities	2,338	(225)
Recoveries on assets, net of impairments	10,206	5,551
Trading gains	0	879
Net gains on sale of securities available for sale	206	2,568
Gain (loss) on foreign currency exchange	3	(253)
Other income, net	5	143
Operating expenses	(24,691)	(28,929)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	$77,518	$57,902
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0
Cumulative effect on prior years (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	0

NET INCOME	$80,101	$57,902

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	209	601
Loans, net	2,565	2,925
Total assets	3,159	3,978
Deposits	1,047	1,056
Trading liabilities	0	55
Securities sold under repurchase agreements	129	438
Short-term borrowings	632	1,157
Medium and long-term debt and borrowings	534	559
Total liabilities	2,542	3,394
Stockholders’ equity	617	584
PER COMMON SHARE DATA:
Net income per share	2.08	1.56
Diluted earnings per share	2.06	1.54
Book value (period average)	16.17	15.68
Book value (period end)	16.19	16.07
Average basic shares	38,550	37,065
Average diluted shares	38,861	37,572
Basic shares period end	38,097	36,329
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	3.0%	1.7%
Return on average stockholders’ equity	12.9%	10.0%
Net interest margin	1.70%	1.76%
Net interest spread	0.67%	0.70%
Total operating expenses to total average assets	0.93%	0.85%
ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and selected investment portfolio (1)	1.02%	0.00%
Charge offs net of recoveries to total loan portfolio (1)	0.26%	0.00%
Allowance for loan losses to total loan portfolio (1)	1.51%	1.72%
Allowance for losses on off-balance sheet credit risk to total contingencies	6.56%	4.18%
CAPITAL RATIOS:
Stockholders’ equity to total assets	19.5%	14.7%
Tier 1 capital to risk-weighted assets	33.7%	24.4%
Total capital to risk-weighted assets	35.0%	25.7%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT IV

	FOR THE YEAR ENDED DECEMBER 31,

	2005	2006	CHANGE	%

	(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$116,823	$203,350	$86,527	74%
Interest expense	(71,570)	(144,513)	(72,943)	102

NET INTEREST INCOME	45,253	58,837	13,584	30
Reversal (provision) for loan losses	54,155	(11,846)	(66,001)	(122)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	99,408	46,991	(52,417)	(53)
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(15,781)	24,891	40,673	(258)
Fees and commissions, net	5,824	6,285	461	8
Derivatives and hedging activities	2,338	(225)	(2,563)	(110)
Recoveries on assets, net of impairments	10,206	5,551	(4,655)	(46)
Trading gains	0	879	879	n.a. (*)
Net gains on sale of securities available for sale	206	2,568	2,362	1,148
Gain (loss) on foreign currency exchange	3	(253)	(256)	(8,413)
Other income, net	5	143	138	2,800

NET OTHER INCOME (EXPENSE)	2,801	39,840	37,039	1,323
OPERATING EXPENSES:
Salaries and other employee expenses	(13,073)	(16,826)	(3,752)	29
Depreciation of premises and equipment	(869)	(1,406)	(537)	62
Professional services	(3,281)	(2,671)	610	(19)
Maintenance and repairs	(1,172)	(1,000)	172	(15)
Other operating expenses	(6,295)	(7,026)	(731)	12

TOTAL OPERATING EXPENSES	(24,691)	(28,929)	(4,238)	17
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	$77,518	$57,902	($19,616)	(25)
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0	(2,733)	(100)
Cumulative effect on prior years (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	0	150	(100)

NET INCOME	$80,101	$57,902	($22,200)	(28)%

(*)	“n.a.” means not applicable.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT V

	FOR THE THREE MONTHS ENDED,

	December 31, 2005			September 30, 2006			December 31, 2006

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ million)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$161	$1.6	4.00%	$200	$2.7	5.28%	$151	$1.9	5.01%
Loans, net of unearned income & deferred loan fees	2,375	29.6	4.87	2,741	43.7	6.24	3,026	49.2	6.37
Impaired loans	40	0.7	6.86	22	0.7	12.77	1	0.0	8.05
Trading assets	0	0.0	n.a. (*)	33	0.2	2.54	128	4.9	15.10
Investment securities	231	3.2	5.45	469	7.0	5.80	463	6.9	5.84

TOTAL INTEREST EARNING ASSETS	$2,807	$35.1	4.90%	$3,465	$54.3	6.13%	$3,768	$63.0	6.54%

Non interest earning assets	103			79			93
Allowance for loan losses	(58)			(45)			(50)
Other assets	12			23			27

TOTAL ASSETS	$2,865			$3,522			$3,839

INTEREST BEARING LIABILITITES
Deposits	$989	$10.3	4.07%	$1,205	$16.3	5.28%	$1,092	$14.9	5.33%
Trading liabilities	0	0.0	n.a. (*)	31	0.4	4.52	72	3.6	19.35
Securities sold under repurchase agreement and short-term borrowings	572	5.9	4.03	1,132	15.3	5.30	1,465	20.4	5.44
Medium and long-term debt and borrowings	544	6.4	4.63	465	6.7	5.65	503	7.5	5.82

TOTAL INTEREST BEARING LIABILITIES	$2,106	$22.6	4.21%	$2,832	$38.7	5.34%	$3,132	$46.3	5.78%

Non interest bearing liabilities and other liabilities	$147			$126			$132
TOTAL LIABILITIES	2,252			2,958			3,264
STOCKHOLDERS’ EQUITY	612			564			575

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,865			$3,522			$3,839

NET INTEREST SPREAD			0.69%			0.78%			0.76%

NET INTEREST INCOME AND NET INTEREST MARGIN		$12.5	1.77%		$15.6	1.78%		$16.7	1.76%

(*)	“n.a.” means not applicable.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT VI

	FOR THE YEAR ENDED DECEMBER 31,

	2005			2006

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ million)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$158	$5.1	3.19%	$180	$9.0	4.90%
Loans, net of unearned income & deferred loan fees	2,211	93.0	4.15	2,697	163.1	5.96
Impaired loans	106	8.7	8.10	18	2.7	14.77
Trading assets	0	0.0	n.a. (*)	50	5.8	11.46
Investment securities	181	10.0	5.43	390	22.8	5.76

TOTAL INTEREST EARNING ASSETS	$2,656	$116.8	4.34%	$3,336	$203.3	6.01%

Non interest earning assets	81			90
Allowance for loan losses	(79)			(44)
Other assets	9			21

TOTAL ASSETS	$2,667			$3,403

INTEREST BEARING LIABILITITES
Deposits	$869	$29.6	3.36%	$1,106	$56.6	5.05%
Trading liabilities	0	0.0	n.a. (*)	35	4.6	13.17
Securities sold under repurchase agreement and short-term borrowings	605	20.4	3.33	1,044	55.0	5.20
Medium and long-term debt and borrowings	451	21.6	4.72	500	28.3	5.57

TOTAL INTEREST BEARING LIABILITIES	$1,925	$71.6	3.67%	$2,684	$144.5	5.31%

Non interest bearing liabilities and other liabilities	118			137
TOTAL LIABILITIES	2,044			2,821
STOCKHOLDERS’ EQUITY	623			581

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,667			$3,403

NET INTEREST SPREAD			0.67%			0.70%

NET INTEREST INCOME AND NET INTEREST MARGIN		$45.3	1.70%		$58.8	1.76%

(*)	“n.a.” means not applicable.

CONSOLIDATED STATEMENT OF INCOME	EXHIBIT VII
(In US$ thousand, except ratios)

	YEAR ENDED DEC 31/05	FOR THE THREE MONTHS ENDED					YEAR ENDED DEC 31/06

		DEC 31/05	MAR 31/06	JUN 30/06	SEP 30/06	DEC 31/06

INCOME STATEMENT DATA:
Interest income	$116,823	35,127	$38,109	$47,957	$54,268	$63,016	$203,350
Interest expense	(71,570)	(22,630)	(26,527)	(33,021)	(38,687)	(46,278)	(144,513)

NET INTEREST INCOME	45,253	12,498	11,581	14,936	15,582	16,738	58,837
Reversal (provision) for loan losses	54,155	15,803	(3,772)	(1,973)	(4,575)	(1,526)	(11,846)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	99,408	28,301	7,810	12,962	11,006	15,212	46,991
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(15,781)	(8,283)	11,183	3,602	7,158	2,949	24,891
Fees and commissions, net	5,824	1,667	1,571	1,293	1,749	1,673	6,285
Derivatives and hedging activities	2,338	2,336	(170)	(106)	(63)	115	(225)
Recoveries on assets, net of impairments	10,206	0	0	0	0	5,551	5,551
Trading gains (losses)	0	0	0	(2,376)	(1,594)	4,849	879
Net gains on sale of securities available for sale	206	(40)	2,568	0	0	0	2,568
Gain (loss) on foreign currency exchange	3	(29)	14	(144)	(57)	(67)	(253)
Other income, net	5	3	0	22	71	49	143

NET OTHER INCOME (EXPENSE)	2,801	(4,347)	15,167	2,291	7,263	15,118	39,840
TOTAL OPERATING EXPENSES	(24,691)	(7,407)	(6,327)	(6,321)	(7,020)	(9,261)	(28,929)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	$77,518	$16,546	$16,650	$8,933	$11,249	$21,070	$57,902
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0	0	0	0	0	0
Cumulative effect on prior years (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	(150)	0	0	0	0	0

NET INCOME	$80,101	$16,396	$16,650	$8,933	$11,249	$21,070	$57,902

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income per share	$2.08	$0.43	$0.44	$0.24	$0.31	$0.58	$1.56
PERFORMANCE RATIOS
Return on average assets	3.0%	2.3%	2.3%	1.1%	1.3%	2.2%	1.7%
Return on average stockholders’ equity	12.9%	10.6%	11.1%	6.2%	7.9%	14.5%	10.0%
Net interest margin	1.70%	1.77%	1.62%	1.87%	1.78%	1.76%	1.76%
Net interest spread	0.67%	0.69%	0.44%	0.82%	0.78%	0.76%	0.70%
Total operating expenses to average assets	0.93%	1.03%	0.86%	0.78%	0.79%	0.96%	0.85%

EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

COUNTRY	(A) 31DEC05	(B) 30SEP06	(C) 31DEC06	(C) - (B)	(C) - (A)

ARGENTINA	$71	$148	$216	$68	$145
BOLIVIA	0	5	5	0	5
BRAZIL	1,453	1,521	1,663	142	210
CHILE	315	226	207	(19)	(108)
COLOMBIA	261	198	329	131	68
COSTA RICA	86	138	97	(41)	11
DOMINICAN REPUBLIC	128	98	127	29	(1)
ECUADOR	204	168	160	(8)	(44)
EL SALVADOR	102	94	88	(5)	(14)
GUATEMALA	45	82	95	13	50
HONDURAS	27	42	37	(5)	10
JAMAICA	47	67	49	(18)	2
MEXICO	204	238	283	46	79
NICARAGUA	2	9	10	1	8
PANAMA	176	271	220	(51)	44
PERU	230	224	280	57	50
TRINIDAD & TOBAGO	177	147	104	(43)	(74)
URUGUAY	7	0	0	0	(7)
VENEZUELA	60	72	35	(38)	(25)
OTHER	21	0	1	0	(20)

TOTAL CREDIT PORTFOLIO (1)	$3,616	$3,748	$4,006	$258	$390
UNEARNED INCOME AND COMMISSION (2)	(6)	(4)	(4)	(0)	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,610	$3,744	$4,001	$258	$391

(1)

Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT IX
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED

	DEC 31/05	DEC 31/06	DEC 31/05	SEP 30/06	DEC 31/06

COMMERCIAL DIVISION:
Net interest income	$39.4	$50.9	$10.8	$13.6	$14.3
Other income (1)	5.8	6.4	1.7	1.8	1.7
Operating expenses	(21.7)	(23.7)	(6.4)	(5.6)	(7.4)

Net operating income (2)	23.5	33.7	6.0	9.7	8.6
Reversal of provision for loan and off-balance sheet credit losses, net	38.4	13.0	7.5	2.6	1.4
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2.7	—	—	—	—
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(0.1)	—	(0.1)	—	—

NET INCOME	$64.5	$46.7	$13.4	$12.3	$10.0
Commercial Average Interest-Earning Assets:
Loans, net of discounts	2,317	2,715	2,415	2,763	3,027

Total average interest-earning assets (3)	2,317	2,715	2,415	2,763	3,027
TREASURY DIVISION:
Net interest income	5.9	7.9	1.7	2.0	2.5
Other income (1)	2.5	3.0	2.3	(1.7)	4.9
Operating expenses	(3.0)	(5.2)	(1.0)	(1.4)	(1.9)

Net operating income (2)	5.4	5.6	3.0	(1.1)	5.5
Recoveries on assets, net of impairments	10.2	5.6	—	—	5.6
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(0.0)	—	(0.0)	—	—

NET INCOME	$15.6	$11.2	$3.0	$ (1.1)	$11.0
Treasury Average Interest-Earning Assets:
Cash and due from banks	158	180	161	200	151
Securities available for sale and securities held to maturity	181	390	231	469	463
Trading assets	—	50	—	33	128

Total average interest-earning assets (4)	339	620	392	702	741
CONSOLIDATED:
Net interest income	45.3	58.8	12.5	15.6	16.7
Other income (1)	8.4	9.4	3.9	0.1	6.6
Operating expenses	(24.7)	(28.9)	(7.4)	(7.0)	(9.3)

Net operating income (2)	28.9	39.3	9.0	8.7	14.1
Reversal of provision for loan and off-balance sheet credit losses, net	38.4	13.0	7.5	2.6	1.4
Recoveries on assets, net of impairments	10.2	5.6	—	—	5.6
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2.7	—	—	—	—
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(0.2)	—	(0.2)	—	—

NET INCOME	$80.1	$57.9	$16.4	$11.2	$21.1
Total Average Interest-Earning Assets:
Interest-earning assets	2,656	3,336	2,807	3,465	3,768

Total average interest-earning assets	$2,656	$3,336	$2,807	$3,465	$3,768

(1) Other income excludes reversals (provisions) for losses on off balance sheet credit risks and recoveries (impairment) on assets.

(2) Net operating income refers to net income excluding reversals of provisions for credit losses, recoveries (impairment) on assets, and cumulative effect on prior years of changes in accounting principles.

(3) Includes loans, net of unearned income and deferred loan fees.

(4) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities.

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.

The Commercial division primarily provides foreign trade and working capital financing to Latin American banks and exporting corporations, through loans, letters of credit and acceptances, guarantees covering commercial and country risk, and credit commitments.  This area also covers trade related services to its Latin American clients, such as payments, digital identity solutions and e-learning, some of which are in the process of being implemented.

The Treasury division is responsible for managing the Bank’s asset and liability position, liquidity,  secondary market available for sale portfolio, the proprietary trading desk, and, currency and interest rate risk.

Interest expenses and overhead operating expenses are allocated based on average credits.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 16, 2007, at 11:00 a.m., New York City time.  For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857.  Participants should use conference ID# 8403785, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through February 23, 2007.  Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions.  The Conference ID# for the replayed call is 8403785.

For more information, please access www.blx.com or contact:

Mr. Carlos Yap S.
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com